ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 29, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fina
450 Fifth Street
WASHINGTON DC 20549
USA

07024089

RECEIVED 2007 JUN -5 A 6:17 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

SUPPL

Yours faithfully,

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
29 May 2007 (ASX – Announcement & Media Release – Activity Update, Annual General Meeting - Resolutions)

BEST AVAILABLE COPY

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ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

29 May 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Lake Long Project, Lafourche Parish, South Louisiana
SL 328 # 9 Deep Well drilling ahead at 9,020 feet (FAR 10.1875 percent)

The SL 328 #9 well spudded on 12 May 2007 and is presently drilling ahead at 9,020 feet using Todco Rig 29. The well has a planned total depth of 13,555 feet.

The operator, Kriti Exploration Inc, estimates potential at 21.7 BCF of gas and 760,000 barrels of oil if all three objectives work including 10.7 BCF of gas in the Lower Hollywood zone. The operator estimates additional potential in offset fault blocks within the field of 28.7 BCF of gas and 1,000,000 barrels of oil.

The prospect is supported by a combination of 3D seismic and subsurface well control tied into FAR's successful SL 328 #1 well. The control well was drilled in 2004 and came on line at the rate of 5.6 million cubic feet of gas and 301 barrels of oil per day and is still producing at a daily rate of 3.6 million cubic feet of gas and 60 barrels of oil.

FAR enjoys a 100 percent completion rate within the Lake Long field and hopes to replicate the success achieved in the initial Hollywood discovery. A completed well is expected to cost in the vicinity of US$10 million.

Participants in the well include recent farminees Sun Resources NL (ASX: SUR) and Amadeus Energy (ASX: AMU).

Rainosek Project, Lavacca County, Texas
Successful test on Bujnoch-Bender #1 (FAR 20%)

The Bujnoch-Bender #1 well has successfully tested at the rate of 170 barrels of oil and 388 thousand cubic feet of gas per day on a 9/64 inch choke at a flowing tubing pressure of 1,697 psi from a Middle Wilcox interval at 7,834 feet. The well will now be turned to sales.

The well was drilled during the March 2007 quarter. Electric logs have confirmed approximately 60 feet of net pay (primarily gas) from several thin zones in the Upper and Middle Wilcox sections between 5,800 and 8,000 feet. These zones will be produced progressively until depleted.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two wells and associated production equipment including tanks and pipelines. New leases have been secured on the Bender and Bujnoch tracts

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

A pump was recently installed on the Rainosek 3 well which is currently producing 50 barrels of oil per day from the 7400' zone.

FAR's working interest is 20.0 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Tests set to commence on Marceaux #1 well.

Testing of the Marceaux #1 well is set to commence this week. The well was drilled during the March 2007 quarter following which a series of tests were conducted including Electric Logging, Repeat Formation Testing, Sidewall Coring and Formation MicroImaging (FMI). These tests confirm 33 feet of net pay in the Alliance 2 and 3 Sand objectives and 5 1/2 inch production casing has been run in the well.

The main and deeper objective Alliance 3 Sand extended over a total interval from 12,930 to 13,000 feet. Within this interval the FMI images and sharpened analysis demonstrate 27 feet of net pay. Both oil and gas (no water) were recovered in sample chambers during formation testing with pressure readings of approximately 11,700 psi.

The secondary objective Alliance 2 Sand, which had excellent mudlog shows including C1, C2 and C3, extended over a total interval from 12,720 to 12,750 feet. Within this interval FMI images and sharpened analysis demonstrate 6 feet of net pay.

The well is located on a 1,017 acre lease block in Vermillion Parish, South Louisiana. Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

For information on FAR's drilling activities visit our website at www.far.com.au

ABN 41 009 117

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

28 May 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ANNUAL GENERAL MEETING - RESOLUTIONS

Please be advised that all resolutions put to shareholders at the Annual General Meeting of First Australian Resources Limited this morning were passed without amendment.

All resolutions were passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Act, we advise the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

Resolution Number	Total Proxy Votes exercisable by all proxies validly appointed	Manner in which proxy directed			
		For	Against	Abstain	Discretion
1	56,028,458	53,917,537	1,013,480	89,500	1,007,941
2	56,028,458	52,762,613	2,219,017	38,887	1,007,941
3	56,028,458	53,364,935	1,620,632	34,950	1,007,941
4	56,028,458	46,188,547	5,594,020	3,237,950	1,007,941
5	56,028,458	40,857,824	5,559,645	8,603,048	1,007,941
6	56,028,458	49,413,997	5,594,020	12,500	1,007,941

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au